IN THE UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF MISSISSIPPI

IN RE:

BIODIESEL OF MISSISSIPPI, INC. **Case No. 06-10402**

Debtor **Chapter 11**

ORDER GRANTING DEBTOR'S MOTION TO SELL ASSETS FREE AND CLEAR OF ALL LIENS, CLAIMS, INTERESTS AND ENCUMBRANCES OUTSIDE OF THE ORDINARY COURSE OF BUSINESS

THIS CAUSE came for hearing before the Court on the Motion of Biodiesel of Mississippi, Inc., Debtor-in-Possession herein ("Debtor" or "Movant"), for the entry of an Order to Sell Assets Free and Clear of All Liens, Claims, Interests and Encumbrances Outside of the Ordinary Course of Business (the "Sale Motion") (Docket # 220). No objections were timely filed to the Sale Motion by any creditor or party in interest. The Court considered the Sale Motion and heard testimony presented, and finds and orders as follows:

1. On March 9, 2006 (the "Petition Date"), the Movant filed with this Court its Voluntary Petition for relief under Chapter 11 of Title 11, United States Code (the "Bankruptcy Code"). The Debtor remains in possession of its assets and properties as debtor-in-possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code. An Official Committee of Unsecured Creditors has been appointed in this case.

2. This Court has jurisdiction over this matter pursuant to 28 U. S. C. §§ 157 and 1334. Venue is proper in this Court under 28 U.S.C. §§ 1408 and 1409. The statutory predicates for the relief requested herein are 11 U.S.C. §§105, 361, 363, 365, 1107, as well as various orders of

reference, and also Bankruptcy Rules 6004 and 2002. This is a core proceeding under 28 U.S.C. §157(b)(2)(A), (N) and (O).

3. Prior to the Petition Date, the Debtor was engaged in the manufacture and sale of biodiesel fuel. The Debtor's biodiesel refinery operation is located in Nettleton, Mississippi on 4.36 acres at the site of a dormant grain elevator that Bunge North America donated to the City of Nettleton. In turn, the City of Nettleton sold the refinery site (the "Land") to the Debtor, together with the large grain storage bins, grain elevator and truck scales located thereon that were fixtures on the property when the Debtor acquired the Land. The Land is described in the Quitclaim Deed filed with the Chancery Clerk of Monroe County, Mississippi on July 8, 2004 (No. 20044501) by which the Debtor acquired the Land, as well as the large grain storage bins, grain elevator and truck scales, from the City of Nettleton, a copy of which is attached hereto as Exhibit "A."

4. The Debtor's refinery that is located on the Land is comprised of many components that have been assembled together as a unit. These integrated components are housed in a refinery building that is approximately 80 feet long, 60 feet wide, and 32 feet in height and that is set on a concrete slab approximately two feet thick. The Debtor also has certain equipment and tools that it utilizes in connection with the refinery operations as more particularly described in its Amended Schedules of Assets and Liabilities (Docket # 85). All of the assembled components and related equipment located on the Land are hereinafter referred to as the "Refinery," including, but not limited to, those components and equipment specifically described in Exhibit "B" hereto.

5. The Debtor determined that it was in the best interest of its creditors and parties in interest to realize the full value for the Refinery and its operations at a time when the biodiesel market is strong. To that end, the Court authorized the Debtor to engage Equity Partners, Inc.

("EPI") to assist the Debtor in selling substantially all of the assets of the Debtor, on a timetable and schedule as determined by EPI, the Debtor and its professionals (Docket #156).

6. On or about June 30, 2006, this Court entered its Order Granting Debtor's Motion for an Order to: (A) Establish Sale and Bidding Procedures in Connection with Solicitation of Offers for Sale of Substantially All Assets; (B) Approve Form, Manner, Scope and Substance of Notice Thereof; and (C) Establish Time and Date of Sale Hearing and Objection Deadline (Docket #157).

7. The assets of the Debtor to be sold include the Land, the Refinery, the fixtures on the Land and all equipment, tools and all other assets of the Debtor, whether or not presently used in the refinery operations, including all permits, regulatory approvals and certificates issued by any governmental entity allowing the operation of the refinery, including the registration by the United States Environmental Protection Agency ("EPA") of the biodiesel produced at the Refinery, the permits and permit applications and Orders of the Debtor with the Mississippi Department of Environmental Quality ("MDEQ"), the Debtor's membership in the National Biodiesel Board, and other rights and authority to operate the refinery, as well as all intellectual property rights as the Company may own related to the refinery operations (hereinafter collectively referred to as the "Assets."

8. The Assets being sold, however, do not include the assets excluded from the sale, which are more particularly listed on Exhibit "C" hereto (the "Excluded Assets").

9. Through its marketing efforts, EPI negotiated with Lacroix International Holdings Ltd. ("Lacroix") to be the "stalking horse" bidder ("Stalking Horse Bidder") for the Assets.

10. In its Order entered on November 28, 2006 (the "Bid Procedures Order") (Docket # 219), the Court approved Lacroix as the Stalking Horse Bidder at an initial purchase price for the

Assets of One Million Five Hundred Thousand Dollars ($1,500,000.00) (the initial "Purchase Price"), and granted Lacroix certain rights and protections described therein.

11. In the Bid Procedures Order, this Court also approved the sale and auction procedures followed by the Debtor and EPI. These sales and bid procedures provided a commercially reasonable timetable, framework and mechanism designed to produce the highest and best price for the Assets.

12. The Bid Procedures Order, which approved Lacroix to be the Stalking Horse Bidder, also set forth the terms and conditions under which Lacroix agreed to purchase the Assets. These terms and conditions of sale were memorialized in a written Asset Purchase Agreement (the "Purchase Agreement"), a copy of which is attached as Exhibit "D" hereto.

13. Lacroix placed in trust with EPI a deposit of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) (the "Deposit") in support of its obligations under the Purchase Agreement.

14. The Sale Motion sought to approve the sale of the Assets to Lacroix on the terms and conditions set forth in the Purchase Agreement, subject to a higher and better bid being offered by another Qualified Bidder on the same terms and conditions as the Purchase Agreement, all as more particularly set forth in the Bid Procedures Order.

15. The Bid Procedures Order provided that the bid and sales procedures allowed third parties who became Qualified Bidders to submit overbids for the Assets, but only on the same terms and conditions as provided for in the Purchase Agreement.

16. Pursuant to the Bid Procedures Order, unless otherwise ordered by the Bankruptcy Court for cause shown, only a Qualified Bidder that had submitted a Qualified Bid and Lacroix were eligible to participate in the Auction.

17. Although EPI received an offer from BLCS, Inc., that offer was not supported by the required deposit, and BLCS, Inc. did not otherwise meet the requirements to become a "Qualified Bidder." No persons or entities, other than Lacroix, therefore, became a "Qualified Bidder." As a result, person or entity, other than Lacroix, could have participated in the Court-scheduled Auction conducted by EPI on Thursday, December 21, 2006, beginning at 10:00 a.m. (central time) or submitted a bid on the Assets at the Auction.

18. Therefore, the Stalking Horse Bid of $1,500,000 offered by Lacroix was determined by EPI, in consultation with the Debtor, as being the highest and best offer and in the best interests of the Debtor, its estate and its creditors and, therefore, the Successful Bid (the "Successful Bid"). Accordingly, Lacroix was selected by EPI, in consultation with the Debtor, as being the Successful Bidder.

19. EPI filed a notice with the Bankruptcy Court identifying Lacroix as the Successful Bidder and the amount and other material terms of the Successful Bid (the "Successful Bid Notice"). Because there were no other Qualified Bids submitted, there were no "Back-up Bids" to be approved in case Lacroix fails to close.

20. A hearing with respect to the Sale Motion was conducted by the Court, pursuant to prior notice to all creditors and parties in interest. Lacroix participated at the hearing on the Sale Motion and consents to the entry of this Order.

21. At the Sale Hearing, the Debtor sought the entry of a final order from the Bankruptcy Court approving and authorizing the sale of the Assets to Lacroix on terms and conditions substantially consistent with the Purchase Agreement.

22. The Good Faith Deposit submitted by Lacroix, together with all interest thereon, if any, shall be applied against the payment of the purchase price, as defined in the Purchase Agreement, at the closing of the sale to Lacroix. In the event Lacroix fails to consummate the Successful Bid in accordance with the terms of the Purchase Agreement, however, the Debtor will retain the Good Faith Deposit of Lacroix as liquidated damages.

23. The sale of substantially all of the Assets of the Debtor meets each of the four elements of the "sound business judgment" test, specifically: (a) a sound business reason or emergency justifies a sale of substantially all of the assets outside a confirmed Chapter 11 plan; (2) the sale has been proposed in good faith; (3) adequate and reasonable notice of the sale has been provided to interested parties; and (4) the purchase price is fair and reasonable.

24. A sound business reason or emergency justifies a sale of substantially all of the assets outside a confirmed Chapter 11 plan under the unique circumstances of this case. Here, the Debtor has not conducted any substantial refinery operations since it filed its Chapter 11 petition in March 2006. The Debtor has funded the costs of returning the refinery to production by using funds from third-parties funds rather than by any income generated from refinery operations. The Debtor now has little or no money in its checking account, and it has no means to obtain money to pay its expenses and to pay creditors apart from the sale of its Assets.

25. The sale has been proposed in good faith. In June 2006, the Debtor made a sound business decision that it lacked the necessary capital and management to propose a plan by which it

would repay creditors from future income and profits. The Debtor decided to sell substantially all of its assets, obtained approval to retain EPI to assist in selling these assets and obtained a specified procedure for selling these assets.

26. As set forth below, adequate and reasonable notice of the sale has been provided to all creditors and parties in interest. Furthermore, the Debtor and EPI had sufficient time to expose the Assets to the market. No benefit would be served by delaying the sale or giving more time to the marketing and sales effort. On the contrary, the value of the Assets likely would diminish in value if this sale is not approved.

27. The Successful Bid is the best (and only) bid submitted in a structured process. Although other parties expressed serious interest in the refinery, none chose to make a Qualified Bid. The price obtained is a fair and reasonable price for the Assets under the circumstances in which the Debtor finds itself. This sale of the Assets under Section 363(f) of the Bankruptcy Code maximizes value for the benefit of creditors and parties in interest.

28. The sale of the Assets to Lacroix is not a *sub rosa* plan in that the proceeds of the sale will be distributed to creditors and parties in interest according to the priorities established by the Bankruptcy Code, including those provided for herein.

29. Except as otherwise provided herein with respect to the Agreed Order with the MDEQ, the sale of the Assets to Lacroix shall be free and clear of any liens, claims, interests and encumbrances pursuant to 11 U.S.C. § 363(f), with all liens, claims, interests and encumbrances attaching to the proceeds of the sale. The transfer of the Assets will not subject Lacroix to any liability for claims against the Debtor or any of the Debtor's affiliates of any kind or character. The free and clear delivery of the Assets pursuant to 11 U.S.C. § 363(f) shall include, but not be limited

to, all asserted or unasserted, known or unknown, employment-related claims, payroll taxes, employee contracts, and any successor liability accrued up to the date of closing of such sale. All persons are enjoined from pursuing any claims against Lacroix to recover on claims against the Debtor, its estate, its principals.

30. Lacroix has purchased the Assets in good faith and for value, and therefore is entitled to the protections of 11 U.S.C. § 363(m) of being a good faith purchaser with respect to the assets. Lacroix purchased the Assets as a part of an open and impartial sales procedure previously approved by the Bankruptcy Court. There was no relationship or affiliation between Lacroix and the Debtor, and Lacroix came to the sales process through the marketing efforts of EPI. There was no evidence of fraud or collusion between Lacroix and the Debtor or between Lacroix and any other potential bidders. Further, there was no evidence that Lacroix engaged in any conduct that was intended to control or to depress the sales price or acted in any way that cast any dispersion on the integrity of its conduct in the course of the sales proceedings.

31. With respect to the transfer of an permit, permit application or authority to operate granted by the MDEQ, any transfer of the applications, permits, regulatory approvals or certificates issued by any governmental entity allowing the operation of the refinery, and other rights and authority to operate the refinery insofar as they relate to the MDEQ shall be subject to approval by the Mississippi Environmental Quality Permit Board (or MDEQ staff as allowed by Chapter II of PB-1), pursuant to Chapter V of WPC-1 and Chapter XVI of APC-S-2 and other applicable regulations and laws.

32. Lacroix shall be bound by the terms of the Agreed Order and the Agreed Order Amendment (Exhibit "1" to the Clarification filed by MDEQ in response to the Motion to Approve

Stalking Horse Bidder and Bid Procedures) and the authorization letter (Exhibit "2" to the Clarification), including the obligation to pay the balance owed to the Trust Fund established therein, whether from production or otherwise.

33. MDEQ, at its discretion, may allow the refinery to operate for an interim period, subject to the terms of the Agreed Order and the Agreed Order Amendment and the authorization letter.

34. Any transfer of any registration of biodiesel, regulatory approval or authority to operate granted by the EPA shall processed by the EPA, and EPA shall accept this Order as authority to consummate this transfer. EPA shall allow the refinery to operate for an interim period until the transfer of such registration is completed.

35. Any entity or person in possession of any of the Assets sold shall turn over and surrender possession of such Assets to Lacroix.

36. Notice of the hearing of the Sale Motion was provided to all creditors in interest on the mailing matrix maintained by this Court, to all federal, state and county taxing authorities in all locations in which any of the Assets are located, to those prospective purchasers who contacted EPI to request additional information concerning this sale of Assets, and to other parties in interest, all as reflected by the Certificate of Service (Docket # 222).

37. The notice described in the preceding paragraph is expansive and has met the requirements of 11 U.S.C. § 363(b) as well as Rules 2002, 6004, 6006, 7004, 9008 and 9014 of the Bankruptcy Rules and any other applicable rules or orders of this Bankruptcy Court. The form, manner, scope and substance of the proposed notice: (a) fairly apprised creditors and other interested parties of the proposed sale of the Assets; (b) was served on all creditors and parties-in-interest; and

(c) was appropriate and sufficient under the circumstances of this case and in accordance with the Bankruptcy Rules and 11 U.S.C. § 363(b).

38. As a result, the notice of the sale of the Assets given to creditors and parties-in-interest is sufficient to bar past, present and future claimants from objecting to the sale of Assets after the Objection Deadline. Therefore, notice is clearly sufficient so that Lacroix shall purchase the Assets free and clear of liens, claims, interests and encumbrances.

39. The sale of the Assets to Lacroix for the amount of $1,500,000.00 is in the best interest of the Debtor's estate and its creditors and will maximize the value of the Assets to the bankruptcy estate. Granting this Sale Motion to sell the Assets to Lacroix will maximize the value of the Assets to the bankruptcy estate which, in turn, will benefit the Debtor and its creditors.

40. As provided in the Order Granting Debtor's Emergency Application to Retain Equity Partners, Inc. (Docket # 156), EPI will be paid a fee for its services in cash at settlement on any refinancing and/or sale of assets closed and funded as follows:

- 8% of the first $1,000,000 (one million dollars) of gross sales proceeds, and
- 6% of gross sales proceeds between $1,000,001 and $2,000,000, and
- 5% of gross sales proceeds between $2,000,001 and $4,000,000, and
- 4% of gross sales proceeds between $4,000,001 and $6,000,000, and
- 3% of gross sales proceeds between $6,000,001 and $8,000,000, and
- 1% of any gross sales proceeds in excess of $8,000,000.

The Debtor, therefore, shall pay to EPI at closing as its fee the amount of $110,000.00.

41. The Debtor is also authorized to pay from the proceeds at closing the following sums to provide clear title to the Assets:

(a) Ad valorem taxes for 2005 and 2006 owed to the City of Nettleton and Monroe County, Mississippi; and

(b) Membership fees of $10,000 owed to the National Biodiesel Board to reinstate the Debtor's membership so the Debtor can obtain the benefits of

the Health Effects Data provided by the National Biodiesel Board to its members, which data is required by the EPA for its registration of biodiesel, and so the Debtor may transfer that membership to Lacroix at closing.

42. This Court shall retain jurisdiction to the extent necessary to enforce and implement the provisions of the Purchase Agreement, to compel payment of the purchase price or performance of other obligations owed to the Debtor, to compel the delivery of the Assets to Lacroix, to resolve any disputes arising under or related to the Purchase Agreement involving the Debtor, and to enforce, implement and interpret the provisions of this Sale Order.

43. The terms and provisions of the Purchase Agreement and this Sale Order shall be binding in all respects upon, and shall inure to the benefit of, the Debtors, their estates, and their creditors, the Purchaser, and their respective affiliates, successors and assigns and any affected third parties (including, but not limited to, all persons asserting liens, claims, interests or encumbrances in the Assets to be sold to the Purchaser pursuant to the Purchase Agreement), notwithstanding any subsequent appointment of any trustee under any chapter of the Bankruptcy Code, as to which trustee such terms and provisions likewise shall be binding.

IT IS, THEREFORE, ORDERED that the Debtor be and it is hereby authorized to sell the Assets free and clear of all liens, claims, interests and encumbrances outside of the ordinary course of business to Lacroix International Holdings Ltd. under the terms of the Purchase Agreement as set forth herein for the cash price of $1,500,000.00.

IT IS FURTHER ORDERED that any of the Debtor's officers are hereby authorized to execute such documents as may be reasonably necessary to consummate the sale of the Assets to Lacroix International Holdings Ltd. on the terms and conditions hereby approved.

IT IS FURTHER ORDERED that the Debtor place the net proceeds of the sale of the Assets in an interest-bearing trust account to be established by the Debtor-in-Possession, c/o H. Kenneth Lefoldt, the accountant for the Debtor, which moneys, except as set forth herein, shall be disbursed only upon further Order of this Court, after notice and a hearing to creditors and parties in interest.

SO ORDERED, this the 21st day of December, 2006.

DAVID W. HOUSTON, III
UNITED STATES BANKRUPTCY JUDGE

SUBMITTED BY:

Stephen W. Rosenblatt
Butler, Snow, O'Mara, Stevens & Cannada, PLLC
Post Office Box 22567
Jackson, MS 39225-2567
(601) 985-4504
steve.rosenblatt@butlersnow.com

ATTORNEY FOR DEBTOR